July 1, 2009

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attn:      John Reynolds

     Assistant Director

Re:	Verso Paper Corp.
Form 10-K
Filed March 5, 2009
File No. 001-34056
Schedule 14A
Filed April 23, 2009
Verso Paper Holdings LLC
Form 10-K
Filed March 30, 2009
File No. 333-142283

Ladies and Gentlemen:

This letter is submitted by Verso Paper Corp., a Delaware corporation (“Verso Corp.”), and Verso Paper Holdings LLC, a Delaware limited liability company (“Verso LLC”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on June 18, 2009. The Staff’s comments related to (i) Verso Corp.’s and Verso LLC’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 (collectively, the “2008 10-Ks”), (ii) Verso Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “March 10-Q”), (iii) Verso Corp.’s Schedule 14A, filed April 23, 2009 (the “Proxy), and (iv) Verso Corp.’s Form 8-Ks filed January 2, 2009, June 4, 2009 and June 11, 2009 (collectively, the “Form 8-Ks”). Verso Corp. and Verso LLC are referred to herein individually and collectively, as appropriate, as the “Company”.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

VERSO PAPER CORP.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 9A(T) - Controls and Procedures

1.	We note your statement here and in your Form 10-Q for the quarter ended March 31, 2009 that “even effective disclosure controls and procedures can provide only reasonable assurance of achieving their objectives.” Please confirm in future filings you will state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, confirm in future filings you will remove the reference to the level of assurance of your disclosure controls and procedures.

The Company confirms that it will clearly state in future filings that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at such reasonable assurance level.

2.	In connection with the previous comment, we note your statements that your chief executive officer and your chief financial officer have “concluded that [y]our disclosure controls and procedures were effective to accomplish their objectives.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective or ineffective. Please confirm in future filings that you will clearly state your certifying officers’ conclusion regarding the effectiveness of your disclosure controls and procedures.

The Company confirms that it will clearly state the conclusion of its certifying officers regarding the effectiveness of the Company’s disclosure controls and procedures in future filings.

Management’s Report On Internal Control Over Financial Reporting, Page 80

3.	We note your statement that your management has “concluded that [y]our internal control over financial reporting was effective to accomplish its objective.” Please confirm in future filings you will clearly state whether or not management concluded that your internal control over financial reporting was effective or ineffective. Refer to Item 308(T)(a)(3) of Regulation S-K.

The Company confirms that it will clearly state management’s conclusion about whether the Company’s internal control over financial reporting was effective or ineffective in future filings.

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

Schedule 14A, filed April 23, 2009

Compensation Discussion and Analysis, page 16

4.	In future filings, please clearly disclose how the actual payments made to your named executive officers are calculated under the VIP. Specify the specific performance goals that were used to determine the payments to each NEO. To the extent you established performance targets, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In responding to the foregoing, please provide us with your proposed draft disclosure.

The Company respectfully advises the Staff that on page 19 of the Proxy, it disclosed that in establishing the bonus awards that were available for 2008 under the Verso Paper 2008 Incentive Plan (the “Verso Incentive Plan” or “VIP”) for each of its named executive officers, the Company based those awards on attaining certain levels of achievement of 2008 performance goals for Adjusted EBITDA, Working Capital and R-Gap Reduction (with the specific goals set forth on page 19 of the Proxy), and on the anticipated individual, departmental and functional contributions of each named executive officer to the achievement of those goals, and on the named executive officer’s position, duties and the relevant market average for the named executive officer’s position, as determined by reference to the aggregate survey data for our peer group (set forth on page 16 of the Proxy).

After 2008 year-end, the total bonus pool for all participants in the VIP was funded based on the Company’s level of achievement of the performance goals for Adjusted EBITDA, Working Capital and R-Gap Reduction. However, the bonus actually paid to each named executive officer was established by the Compensation Committee based in part on the level of achievement of the three Company goals, in part on a subjective evaluation of the individual, departmental and functional contributions of each named executive officer to the achievement of those performance goals, and in part on a subjective evaluation of the quality of the named executive officer’s performance for the year. For 2008 performance, for all of the named executive officers, the evaluations included consideration of those factors listed in the last paragraph of page 19 of the Proxy. For some of the named executive officers, the evaluations included a review of achievement of individual goals that the named executive officer had established for the year, but the amount of bonus actually paid to the named executive officer was not directly correlated to the level of achievement of any individual goals.

In future filings, the Company will more clearly disclose the subjective nature of the final bonus determinations. To the extent that the Compensation Committee considers any specific factors in making its subjective determinations that are not otherwise disclosed in the bonus discussion, the Company will specifically note those factors and any pre-established targets in relation to those factors in accordance with the

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

requirements of Item 402 of Regulation S-K. Because of the subjective nature of the final bonus determinations and the fact that any specific factors utilized by the Compensation Committee in making its bonus determinations for 2009 will not be known until those bonuses are considered at year-end, the Company can not provide meaningful draft disclosure at this time as to 2009 bonuses.

5.	We note a reference on page 19 and also in your Form 10-K to “Reduction of realizable gap, or ‘R-GAP Reduction” which is part of your manufacturing excellence program, but is not otherwise explained. In an appropriate location in future filings, please discuss what this calculation represents and how this amount is calculated. In responding to the foregoing, please provide us with your proposed draft disclosure.

In response to the Staff’s comment, the Company will include in future filings a description of “R-GAP Reduction” that is substantially similar to the following:

“The Realizable Gap, or R-GAP, is a financial opportunity that exists between the current or historical performance of a mill and the best performance possible given usual and normal constraints (i.e., configuration, geographical and capital constraints). Our “R-GAP Reduction” program is our continuous improvement process designed to lower our cost position and enhance operating efficiency in order to reduce our R-GAP. This is accomplished through reduced consumption of energy and material inputs, reduced spending on indirect costs and improved productivity. The program utilizes benchmarking data to identify improvement initiatives and establish performance targets. Detailed action plans are used to monitor the execution of these initiatives and calculate the amount saved, which is the R-GAP Reduction.”

6.	On pages 18-23 the company discusses various incentive programs, some of which resulted in incentive compensation payments, as disclosed in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. It was unclear to us why these awards were not presented in the tabular format requested by Item 402(d) of Regulation S-K. Please advise. In responding to the foregoing, please provide us with your proposed draft disclosure.

The Company respectfully advises the Staff that all of the incentive compensation payments disclosed in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation” were made under the Verso Incentive Plan in 2009 for performance in 2008. The Company also made a nonrecurring adjustment in incentive compensation for 2008, which the Company paid under the Senior Executive Bonus Plan in 2009, and which was reported under “Bonus” in the Summary Compensation Table. No other incentive compensation awards were made to our named executive officers with respect to the Company’s or the individual executive’s performance in 2008.

The Company did not present the payments made under the Senior Executive Bonus Plan or Verso Incentive Plan in a tabular format pursuant to Item 402(d), because Item 402(d) applies to awards made in the last completed fiscal year. The awards under the

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

Senior Executive Bonus Plan were made in 2009, and the Company also treated the awards under the Verso Incentive Plan as made in 2009 because of how awards under that plan are established. Under the Verso Incentive Plan, performance goals for a fiscal year are established during that fiscal year, but the level of achievement of those performance goals does not result in application of a formula that automatically triggers a certain level of award. The actual awards are contingent upon post year-end subjective evaluations and decisions made by the Compensation Committee and, for all executive officers other than the CEO, the CEO (see the Company’s response to Comment 4). Therefore, the Company treated these awards as made in 2009 and did not disclose them in a separate table under Item 402(d). However, the Company did include these awards in the Summary Compensation Table, because the awards were for services performed in 2008, and Item 402(c) requires reporting in the Summary Compensation Table of all incentive compensation for services performed during the last completed fiscal year, even if payable in a later year.

Notwithstanding the above-described treatment of payments under the Verso Incentive Plan in the Proxy, in future filings, the Company will present any non-equity incentive plan compensation to be paid for services performed in the last completed fiscal year (including compensation under the Verso Incentive Plan), that is based in some part on performance goals established during the last completed fiscal year, in the tabular format requested by Item 402(d), even if the award was subject to change after fiscal year-end. The following is an example of what such table would have looked like if the Company had included it for the Verso Incentive Plan payments in the Proxy:

GRANTS OF PLAN-BASED AWARDS - FISCAL 2008

Name	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards
		Threshold ($)	Target ($)	Maximum ($)
Michael A. Jackson	3/3/2009	(1)	$675,000	(1)
Lyle J. Fellows	3/3/2009	$212,800	$319,200	$478,800
Michael A. Weinhold	3/3/2009	$191,750	$280,250	$420,375
Robert P. Mundy	3/3/2009	$183,300	$267,900	$401,850
Ricardo Moncada	3/3/2009	$142,200	$213,300	$319,950

(1)	Mr. Jackson’s bonus opportunity did not vary based on threshold, target and maximum levels of attainment of performance goals.

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

7.	We note that your improved capital position is partially attributable to the $105.5 million alternative fuel mixture tax credit recognized during the quarter ended March 31, 2009. However, despite the recognition of this tax credit and the receipt of $29.7 million, cash and equivalents decreased from $119.5 million at December 31, 2008 to $17.0 million at March 31, 2009. Please revise to provide additional detail regarding your capital position in the context of your core business operations and management’s expectations for the realization of your assets in cash. For example, address the increase in inventory from $119.6 million at December 31, 2007 and 195.9 million at December 31, 2008 to $224.4 million at March 31, 2009 and correlate this discussion with the demands for such inventory. Your revised disclosure should also clearly explain management’s plans to improve your working capital position and to ensure that you have sufficient cash to meet your liquidity needs. Refer to Section IV of SEC Release No. 33-8350 for further guidance.

The Company respectfully advises the staff that in the March 10-Q, the Company included details elsewhere in Management’s Discussion and Analysis of Financial Condition and Results of Operations that provide further context and background regarding our capital position. The Company discussed the continued weak demand for coated papers, which explains in part the increase in its inventory levels. The Company also disclosed details regarding its Company-wide cost reduction program and new product initiatives, which to the extent successful would reduce the Company’s cash needs and improve the demand for the Company’s products.

In response to the Staff’s comment, the Company will include in its next 10-Q additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” that is substantially similar to the following (subject to adjustment for events occurring after March 31, 2009):

“Liquidity and Capital Resources

We rely primarily upon cash flow from operations and borrowings under our revolving credit facility to finance operations, capital expenditures, and fluctuations in debt service requirements. We believe that our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, will allow us to meet our current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures, and other needs of the business for at least the next twelve months. However, given the uncertainty of the current economic environment, no assurance can be given that we will be able to generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

facility in an amount sufficient to fund our liquidity needs. As of March 31, 2009, $60.9 million was available for future borrowing under our revolving credit facility, after reduction for $32.1 million in letters of credit and $92.1 million in outstanding borrowings. As we focus on managing our expenses and cash flows, we continue to assess and implement, as appropriate, various earnings and expense reduction initiatives. Management has developed a company-wide cost reduction program, which we expect to yield $65 million in cost reductions. Management expects to achieve most of these savings in 2009.

Net cash flows from operating activities. Net cash used in operating activities was $87.1 million for the three months ended March 31, 2009, compared to $26.1 million for the three months ended March 31, 2008. The increase in net cash used in operating activities was primarily due to changes in working capital, which included a decline in accounts payable and accrued liabilities while inventories increased reflecting the current economic conditions. The increase in inventory value for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008 is primarily due to continued low demand for our products in a period of unprecedented global recession. The increase in inventory value at March 31, 2009 as compared to at December 31, 2008 is also due in part to the normal seasonal build of our wood inventories. The decline in accounts payable is related to the large amount of market-related machine downtime taken in response to the challenging market conditions. We continue to monitor demand for coated papers and take steps to ensure that we maintain a reasonable balance between the levels of our finished goods inventories and consumer demand for these products. An increase in accounts receivable was primarily due to accruals for alternative fuel mixture tax credits and was offset by the resulting improvement in net income. There can be no assurance that the U.S. government incentive program for alternative fuel mixtures will not be amended to eliminate or reduce the benefits of the tax credit for pulp and paper companies. Any such amendment of the tax credit could have a material adverse effect on our financial condition, results of operations and cash flows.

Net cash flows from investing activities. For the three months ended March 31, 2009 and 2008, we used $11.9 million and $12.8 million, respectively, of net cash in investing activities due to investments in capital expenditures. Management has significantly reduced expected capital expenditures from $81 million in 2008 to a projected $30 million in 2009.”

Form 8-K filed January 2, 2009

8.	We note that Exhibit 10.6 appears to omit information in Schedule A. Please file the exhibit in its entirety as required by Item 601 of Regulation S-K.

The Company respectfully advises the Staff that when it filed its Form 8-K on January 2, 2009, Schedule A to the 2009 Long-Term Cash Award Program for Executives had not yet been completed. The version of Schedule A filed with the Form 8-K was the schedule that existed at that time, but Schedule A has subsequently been altered. The figures in the

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

Performance Cycle tables have been filled in and the Vesting Schedule has been modified. The Company respectfully advises the Staff that the changes made to the 2009 Long-Term Cash Award Program for Executives will only impact the bonuses to be earned by executives in the future, so the Company will file the revised version of the exhibit with its next filing on Form 10-Q. The revised version of the 2009 Long-Term Cash Award Program for Executives, including the revised Schedule A, is also being supplementally provided to the Staff under separate cover.

Form 8-K filed June 4, 2009

9.	We note that the exhibits and schedules to Exhibit 10.1 have been omitted. Please file the agreement in its entirety as required by Item 601 of Regulation S-K.

The Company respectfully advises the Staff that it has reviewed the requirements of Item 601 of Regulation S-K and does not believe that any of the information listed on the schedules or exhibits to the Amended and Restated Credit Agreement dated as of June 3, 2009 (the “2009 Credit Agreement”), included as Exhibit 10.1 to the Form 8-K filed on June 4, 2009, meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K. As explained in greater detail in the following paragraph, the material terms of the 2009 Credit Agreement are set forth in the body of such agreement, a copy of which the Company already has filed. The Company does not believe that any of the omitted information is necessary for the protection of investors. Further, the Company believes that disclosure of all of the schedules and exhibits to the 2009 Credit Agreement would burden the filing and investors with voluminous details that do not add materially to an understanding of the key terms of such agreements.

The Company respectfully advises the Staff that it believes that the body of the 2009 Credit Agreement includes all of the terms that are directly applicable and material to the financial relationship between the Company and the parties to the agreement. The body of the 2009 Credit Agreement includes all of the following material terms: (i) representations and warranties and other facts upon which the lenders rely in making the loan, (ii) affirmative and negative covenants, (iii) events of default, (iv) borrowing and use of proceeds requirements, (v) provisions related to indemnity, assignment, amendment and the release of liens and guarantees and (vi) defined terms.

The Company does not believe that the information included in the omitted schedules is material to an investor’s understanding of the agreement, as such schedules provide only supplemental information that underlies the representations, warranties and covenants set forth in the body of the agreement. The schedules list company-specific data, such as subsidiaries, mortgaged properties, commitments of individual banks, and material real property owned by the loan parties. For example, Schedule 1.01B lists the NCS File/Title Policy reference numbers and locations of over 30 properties located in the United States that have been designated as “Mortgaged Properties” of

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

the Company. The Company believes that such details do not add to the total mix of information already disclosed about the 2009 Credit Agreement.

Exhibits A, B, C1, C2, D and E to the 2009 Credit Agreement are ancillary documents that address administrative matters under the terms of the 2009 Credit Agreement. Such exhibits include a form for loan assignments, forms of borrowing and interest election requests, a form of solvency certificate and a form of mortgage. The information included in these forms is neither material nor relevant to an investor’s investment decisions regarding the Company. Exhibit F is a Form of the Collateral Agreement, the executed version of which has already been filed as a separate material agreement. The Collateral Agreement is Exhibit 10.1 to the Form 8-K filed on June 11, 2009.

Accordingly, the Company believes that the material terms of the 2009 Credit Agreement already are contained in the body of the agreement and the Guarantee and Collateral Agreement, which have both been disclosed to investors. The Company does not believe that the omitted schedules and exhibits contain information necessary for an investor’s understanding of the material contractual arrangements, nor is their disclosure necessary for the protection of investors. None of the information provided in the exhibits or schedules would provide any additional material information related to the Company’s finances or indebtedness than that already provided in the detailed, line-item disclosure made by the Company. The schedules and exhibits to the 2009 Credit Agreement are being provided supplementally to the Staff under separate cover.

Form 8-K filed June 11, 2009

10.	We note that you have not filed all the schedules to Exhibit 10.1. Please file the exhibit in its entirety as required by Item 601 of Regulation S-K.

The Company respectfully advises the Staff that it has reviewed the requirements of Item 601 of Regulation S-K and does not believe that any of the information listed on the schedules to the Amended and Restated Guarantee and Collateral Agreement dated as of June 11, 2009 (the “2009 ARGCA”), filed as Exhibit 10.1 to the Form 8-K filed on June 11, 2009, meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K. The material terms of the 2009 ARGCA are set forth in the body of such agreement, a copy of which the Company already has filed. The Company does not believe that any of the omitted information is necessary for the protection of investors. Further, the Company believes that disclosure of all of the schedules to the 2009 ARGCA would burden the filing and investors with voluminous details that do not add materially to an understanding of the key terms of such agreements.

The Company respectfully advises the Staff that it does not believe the omitted schedules are material to an investor’s understanding of the 2009 ARGCA, as such schedules provide only supplemental information relating to the terms of the 2009 ARGCA contained in the body of such agreement. The schedules list company-

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

specific data, such as subsidiaries, pledged stock and debt securities, information relating to intellectual property owned by the pledgors and information relating to accounts and inventory. Such details do not add to the total mix of information already disclosed about the 2009 ARGCA. Accordingly, the Company does not believe that the omitted schedules contain information necessary for an investor’s understanding of the material contractual arrangements, nor is its disclosure necessary for the protection of investors. The schedules to the 2009 ARGCA are being provided supplementally to the Staff under separate cover.

VERSO PAPER HOLDINGS LLC

Form 10-K for Fiscal Year Ended December 31, 2008

General

11.	Please revise your Exchange Act filings for Verso Paper Holdings, LLC, as necessary, to address the comments issued herein in regards to Verso Paper Corp.

The Company advises the Staff that it will revise its Exchange Act filings for Verso Paper Holdings LLC, to the extent applicable, to reflect the responses to the comments for Verso Paper Corp.

Exhibits

12.	The Agreements you filed with your Form 10-K as exhibits 4.3, 10.3, 10.4, and 10.7, make reference to schedules, exhibits, and attachments that we were unable to locate in the exhibits. For example, your August 1, 2006 credit agreement, filed with your Form S-4, contains a list of Exhibits and Schedules on page v which we were unable to locate. Please revise to file complete, executed, copies of these exhibits in their entirety, including any referenced exhibits, schedules, or attachments. Alternatively, advise us of the location of these documents.

The Company respectfully advises the Staff that it has reviewed the requirements of Item 601 of Regulation S-K and does not believe that any of the information listed on the schedules, exhibits or attachments to each exhibit noted above meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K. The material terms of the exhibits are set forth in the body of such agreements, copies of which the Company already has filed. The material terms also have been described by the Company in various periodic reports that it has filed from time to time. The Company does not believe that any of the omitted information is necessary for the protection of investors. Further, the Company believes that disclosure of all of the schedules, exhibits and attachments to the exhibits would burden the filing and investors with voluminous details that do not add materially to an understanding of the key terms of such agreements.

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

Below please find a discussion of the material terms of each exhibit listed above and further explanation of why the Company does not believe that the additional schedules, exhibits and attachments to each exhibit include information material to investors.

A.	Exhibit 4.3 (Collateral Agreement dated as of August 1, 2006 (the “Collateral Agreement”)).

The Company respectfully advises the Staff that it does not believe the schedules to the Collateral Agreement include information material to investors for the same reasons as set forth with regard to the 2009 ARGCA in the response to Comment 10. The same type of information is contained in the schedules to the Collateral Agreement and the schedules to the 2009 ARGCA.

B.	Exhibit 10.3 (Credit Agreement dated as of August 1, 2006 (the “2006 Credit Agreement”)).

The Company respectfully advises the Staff that it does not believe the schedules and exhibits to the 2006 Credit Agreement include information material to investors for the same reasons as set forth with regard to the 2009 Credit Agreement in the response to Comment 9. The Company also notes that the 2006 Credit Agreement has been superseded by the 2009 Credit Agreement.

C.	Exhibit 10.4 (Guarantee and Collateral Agreement dated as of August 1, 2006 (the “2006 GCA”)).

The Company respectfully advises the Staff that it does not believe the schedules to the 2006 GCA include information material to investors for the same reasons as set forth with regard to the 2009 ARGCA in the response to Comment 10. The Company also notes that the 2006 GCA has been superseded by the 2009 ARGCA.

D.	Exhibit 10.7 (Management and Transaction Fee Agreement dated as of August 1, 2006 (the “Management and Fee Agreement”)).

The Company respectfully advises the Staff that there are no exhibits, schedules or attachments to the Management and Transaction Fee Agreement, and that the version filed as Exhibit 10.4 to the Company’s Form S-4/A filed June 29, 2007 is the complete agreement.

The Company further respectfully advises the Staff that the inclusion of the schedules, exhibits and attachments detailed above would not provide any additional material information not already provided in the agreements themselves or the information already publicly disclosed. None of the information provided in the exhibits or schedules would provide any additional material information related to the Company’s

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

finances or indebtedness than that already provided in the detailed, line-item disclosure made by the Company.

Based on the foregoing, the Company respectfully advises the Staff that it does not believe that any of the information included in the omitted schedules and exhibits to the exhibits listed above is material to an investor’s understanding of the contractual relationships between the Company and the parties to the agreements, nor is its disclosure necessary for the protection of investors. The schedules, exhibits and attachments to the Collateral Agreement, 2006 Credit Agreement and 2006 GCA are being provided supplementally to the Staff under separate cover.

Exhibit 12.1 – Ratio of Earnings to Fixed Charges

13.	Pursuant to the requirements of Form 10-K and Item 503(d) of Regulation S-K, please file your computation of the ratio of earnings to fixed charges for each of the last five fiscal years.

The Company respectfully advises the Staff that it filed an exhibit containing a ratio of earnings to fixed charges in its Form S-4 filed April 23, 2007, as part of the debt registration process. The Company further advises the Staff that, upon receiving the Staff’s comment letter, the Company re-examined Items 601(12) and 503(d) of Regulation S-K and agrees with the Staff that an exhibit containing a ratio of earnings to fixed charges is required in Verso Paper Holdings LLC’s Form 10-K filings. The Company confirms to the Staff that it will include an exhibit containing a ratio of earnings to fixed charges in Verso Paper Holdings LLC’s future Form 10-K filings. Additionally, the Company’s computation of its ratio of earnings to fixed charges for each of the last five years is being supplementally provided to the Staff under separate cover.

* * * *

The Company hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2008 10-Ks, the March 10-Q, the Proxy and the Form 8-Ks do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filings, (ii) the Staff comments, and changes to disclosure in the 2008 10-Ks, the March 10-Q, the Proxy and the Form 8-Ks in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to any of these filings and (iii) the Company may not assert the Staff’s review of the 2008 10-Ks, the March 10-Q, the Proxy or the Form 8-Ks as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

July 1, 2009

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (901) 369-4106.

Thank you.

Respectfully submitted,

/s/ St. John Daugherty
St. John Daugherty
Deputy General Counsel

cc:	Robert P. Mundy
Peter H. Kesser